Mail Stop 3561

September 10, 2008

By Facsimile and U.S. Mail

Mr. Jeffrey Noddle
Chairman and Chief Executive Officer
SUPERVALU, Inc.
11840 Valley View Road
Eden Prairie, MN 55344

> **Re: SUPERVALU, Inc.**
> **Form 10-K for the Fiscal Year Ended February 23, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 14, 2008**
> **File No. 1-5418**

Dear Mr. Noddle:

We have reviewed the supplemental reports you provided us and your response letter dated June 9, 2008 as well as the filings noted above and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments.

Form 10-K for the Fiscal Year Ended February 23, 2008

Business, page 5

1.   We note your revised disclosure and responses to our prior comments two and three relating to the disclosure of revenue information by similar products and services. We note the category used in your current Form 10-K of "grocery products" has been essentially split into perishable and nonperishable products, but it may not be clear to an investor which of these two categories would include, for example, frozen food. Also, with respect to pet food and household paper and cleaning products, it is not clear if these items are included in the nonperishable or general merchandise categories. Accordingly, in order to clarify your classifications, please expand your disclosure to explain the types of products you have included in each category. Show us what your disclosure will look like revised in future filings.

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 17 – Segment Information, page F-43

2.   We note the internal financial reports provided and your responses to our prior comments five and six. We understand your chief operating decision maker ("CODM") receives several financial formats, and using these reports, capital and other resources are allocated based on expected return on investment and anticipated sales levels. You also indicate that you manage your retail food business by region and, as a result, have identified five operating segments which are aggregated into the reportable segment - retail food. Our review of the data under the "Segment" tab in the Financial Report shows you track and report to the CODM and the Board discrete financial information predominately with respect to Acquired Operations, Core Retail and Save-A-Lot retail food stores which appear to qualify as operating segments as defined by paragraph 10. Please provide the following information regarding the supplemental reports provided.

- Please explain how your five identified operating segments relate to Acquired Operations, Core Retail and Save-A-Lot data included in the Financial Report provided to the CODM.

- You state that EBIT as a percent of sales is the primary quantitative measure used to compare operating segments for economic similarities. We did not note EBIT as a percent of sales in the reports you provided for the five identified operating segments. Please relate the divisions that were shown in the reports to the five retail operating segments you have identified.

3.   Notwithstanding our request for additional information to clarify our understanding of the CODM reports you have provided, it is not evident how you were able to conclude that you met all of the aggregation criteria of paragraph 17. It appears there are enough differences to render disaggregated information helpful in assessing your performance and the direction of strategic initiatives. For example, year-to-date gross margins for the periods reviewed are very different and do not appear to have the ability to attain similar long-term gross margin trends in the near future. Please clarify for us how the financial data in the reports provided to your CODM and us support your aggregation of the five identified operating segments and provide us any additional historical and future financial data considered.

4.   Please disclose in future filings the factors used by the chief operating decision maker to identify your reportable segments, including the basis of organization. In this regard, please disclose whether operating segments have been aggregated. Refer to paragraph 26 of SFAS 131.

Form 10-Q for the quarter ended June 14, 2008

<u>Financial Statements</u>
<u>Notes to Condensed Consolidated Financial Statements</u>
<u>Note 3 – Goodwill and Intangible Assets, page 9</u>

5.   In connection with the current economic environment, we note the decline in your retail store operating results and the negative growth in identical store retail sales during the first quarter of fiscal 2009. Further, we also note your shares of common stock are trading at price much lower than a year ago. Along with lower consumer confidence and an unfavorable retail climate, these are key indicators warranting a close review for impairment of the $6.2 billion in goodwill and other indefinite-lived intangible assets associated with your retail food segment. Please advise us of the results of your review and analysis performed in accordance with paragraphs 26 through 28 of SFAS 142.

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>

<u>Overview</u>

6.   We note net sales from your retail food operations declined in the current quarter when compared to the prior year. Further, recent analysis and reports of retail spending patterns have focused on the current economic environment and the difficulties consumers are experiencing in light of cost increases in food and fuel, as well as the increased energy costs you have experienced. Please revise your disclosure in future filings to address the impact of these factors on your current operations and how you expect these recent negative economic trends will affect your retail store operations in future periods. Refer to Item 303(a)(3) of Regulation S-K.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief